Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, TX 77056
(713) 350-6000
October 2, 2007
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mary Cole

Re:	Main Street Capital Corporation Registration Statement on Form N-2 (File No. 333-141497)
Dear Ms. Cole:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:00 p.m. eastern standard time on October 4, 2007 or as soon thereafter as practicable.
     In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAIN STREET CAPITAL CORPORATION
By:	/s/ Rodger A. Stout
Rodger A. Stout
Chief Accounting Officer and Chief Compliance Officer

Morgan Keegan

Morgan Keegan & Company, Inc.
Morgan Keegan Tower
Fifty North Front Street
Memphis, Tennessee 38103
901/524-4100 Telex 69-74324
WATS 800/366-7426
Members New York Stock Exchange, Inc.

October 2, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Main Street Capital Corporation, a Delaware corporation (the “Company”) Registration Statement on Form N-2 (File No. 333-142879)
Ladies and Gentlemen:
     Acting on behalf of the several underwriters, we hereby join in the request of the Company that the effective date of its Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on October 4, 2007, or as soon thereafter as possible.
     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between September 21, 2007 and October 2, 2007, we distributed 10,000 copies of the Preliminary Prospectus dated September 21, 2007, of which 5,950 copies were distributed to other underwriters, 0 to other securities dealers and approximately 3,700 to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.
     We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very truly yours, Morgan Keegan & Company, Inc. acting on behalf of the several underwriters
By:	/s/ Clancy Cashion
	Name:	Clancy Cashion
	Title:	Investment Banking Analyst